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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

SandRidge Energy, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
80007P 307
(CUSIP Number)
Michael M. Stewart, Esq.
20 North Broadway, Suite 1800
Oklahoma City, Oklahoma 73102
(405) 235-7700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 25, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	80007P 307

1	NAMES OF REPORTING PERSONS Tom L. Ward

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		37,735,175

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		31,200

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		37,735,175

WITH	10	SHARED DISPOSITIVE POWER

		31,200

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	37,766,375

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	22.89%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

This Amendment No. 3 (this “Third Amendment”) to Schedule 13D is filed by Tom L. Ward (the “Reporting Person”) with respect to the Reporting Person’s beneficial ownership of shares of common stock, par value $0.001 per share (the “Common Stock”), of SandRidge Energy, Inc., a Delaware corporation (the “Issuer”). This Amendment No. 3 to Schedule 13D amends the initial statement on Schedule 13D filed by the Reporting Person on November 19, 2007, Amendment No. 1 to Schedule 13D filed by the Reporting Person on March 14, 2008 and Amendment No. 2 to Schedule 13D filed by the Reporting Person on June 17, 2008 (collectively, the “Prior 13D”). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Prior 13D. Except as indicated herein, the information set forth in the Prior 13D remains unchanged.

Item 1.	Security and Issuer
The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Second Amendment.

Item 2.	Identity and Background
The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Second Amendment.

Item 3.	Source and Amount of Funds or Other Consideration
The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Second Amendment.

Item 4.	Purpose of Transaction
The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Second Amendment.

Item 5.	Interest in Securities of the Issuer
The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Second Amendment.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 is hereby amended and supplemented to add the following additional disclosure:
As of the date of this Third Amendment, the Reporting Person has pledged 25 million shares of Common Stock and may pledge up to an additional 3 million shares under certain circumstances to secure a personal revolving line of credit with a group of banks for which Wachovia Bank, N.A. is acting as Administrative Agent. Other than standard default provisions, the terms of the agreement do not provide for a transfer of either voting or investment power. The previously reported pledge of shares of Common Stock to Bank of America has been terminated.

Item 7.	Material to Be Filed as Exhibits
The information set forth in the Prior 13D with respect to this Item has not changed as of the date of this Second Amendment.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: August 6, 2008.	/s/ Tom L. Ward
Tom L. Ward

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